SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2


                                       TO

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                            ENTERPRISE CONSOLIDATION
                                  CORPORATION
                            ------------------------
             (Exact Name of Registrant as Specified in its Charter)


            DELAWARE                                95-4738432
    ------------------------------              -------------------
   (State or Other Jurisdiction of               (I.R.S. Employer
    Incorporation or Organization)              Identification No.)


   860 VIA DE LA PAZ, SUITE E-1, PACIFIC PALISADES, CALIFORNIA   90272
   -----------------------------------------------------------  --------
          (Address of Principal Executive Offices)             (Zip Code)


       Registrant's Telephone Number, Including Area Code: (310) 230-6100

       Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      None


       Securities to be Registered Pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
                                (Title of Class)

                      ENTERPRISE CONSOLIDATION CORPORATION

                                   FORM 10-SB

                               TABLE OF CONTENTS

                                     PART I


                                                                            Page

Item 1.  Description of Business..............................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation...........15

Item 3.  Description of Property.............................................15

Item 4.  Security Ownership of Certain Beneficial Owners and Management......15

Item 5.  Directors, Executive Officers, Promoters and Control Persons........17

Item 6.  Executive Compensation..............................................19

Item 7.  Certain Relationships and Related Transactions......................19

Item 8.  Description of Securities...........................................20

                                    PART II

Item 1.  Market Price of and Dividends on the Registrants Common
          Equity and Other Shareholder Matters...............................20

Item 2.  Legal Proceedings...................................................21

Item 3.  Changes in and Disagreements with Accountants.......................21

Item 4.  Recent Sales of Unregistered Securities.............................21

Item 5.  Indemnification of Directors and Officers...........................22

                                    PART F/S

Financial Statements.........................................................24

                                    PART III

Item 1.  Index to Exhibits...................................................25

Signatures  .................................................................25

Item 1.  BUSINESS

Enterprise  Consolidation   Corporation  (the  "Company")  was  incorporated  on
September 18, 1998 under the laws of the State of Delaware.


The Company intends to provide new cable programming and an Internet website, in a coordinated, cross business media strategy targeting billiard players around the world. The Billiard Channel will be a 24 hour a day cable channel devoted to the many cue-sport disciplines of billiards. The Company intends to purchase television feed from other networks to bring Billiards' many different disciplines to cue-sport fans around the globe. The Company is managed by experienced personnel and will enlist many notable celebrities who are dedicated to the formation, promotion and growth of all cue-sports.


MISSION OF THE COMPANY

The perpetual provision of high quality and entertaining billiard programming, introducing more new fans to the game, satisfying the never-ending appetite of current billiard fans and players everywhere and positively affecting the future of this game we love, the world's #1 participation sport, Billiards.

     OFFERING

          o The only full time Billiard Internet TV/Radio Channel  Available.

          o International transmission market

     THE BILLIARD CHANNEL WILL PROVIDE:

     o    Viewers  more  Billiard  Tournaments,   highlights,   information  and
          analysis.

     o Cable Systems programming differentiation to increase selection, value and subscriber loyalty.

     o Advertisers a vehicle to reach higher income families and the "home market".

     o    Potential for over 100 million in household viewer-ship.

     o    Interest and support from players, manufacturers and fans.

     o    Rights to programming at all levels of the sport.

     o    Live tournaments, talk shows, interviews and world class instruction.

BUSINESS STRATEGY

The Billiard Channel is positioning its future to become a major participant in the fast growing "Sports Cable and Internet" Industry. The Company expects to increase its revenues significantly over the next three years through the development and marketing of International Billiard coverage by providing 24 hour a day programming, available to the home satellite dish market, the cable television market, to the direct satellite television providers and the "on demand" Internet billiards fan.

Solid growth potential, a very popular niche market and a growing support base positions The Billiard Channel as a serious sports enterprise in North America with cross media internet and television capability around the world. The Billiard Channel will have many distinct program functions.

o INSTRUCTION. The channel will air shows featuring the best players and teachers of billiards around the world. They will explain the game in detail and explain how each shot is executed as well as giving advice as to what cue is right for each player. World class instruction on the Billiard Channel for one year will cost the same as a fifteen minute lesson with a top teaching professional.

o INFOMERCIALS. The Billiard Channel will bring the world's best Billiard Manufactures and suppliers to the viewer. Tables, Cloth, Cues, Cases, Accessories, Instruction Tapes and much more will be programmed each day to keep the player and novice alike informed on the latest in the world of Billiards.

o NEWS, VIEWS, INTERVIEWS AND INFORMATION. The Billiard Channel will keep viewers up to date on what's happening in the world of Billiards on a daily basis with news shows, talk shows and specialty programs to keep track of favorite players.

o    ORIGINAL  PROGRAMMING.   The  Billiard  Channel  will  be  airing  original
     programming to balance your Billiard viewing experience.

o TOURNAMENTS. The Billiard Channel has exclusive filming rights for all the RJ Reynolds Camel events and a contract with the ABP Tour to air all of their events from the qualifying rounds, through to the finals. The world's best Nine-Ball action will be on The Billiard Channel.

TBC will also produce original shows featuring the many characters involved in the game. See "The Company" and "Billiard Industry."

o    COMPETITION

Management has been unable to ascertain any direct competition for this format.

o    MANAGEMENT OF GROWTH

If successful, the Company. and The Billiard Channel would experience rapid expansion of its business. A continuing period of rapid growth, including geographic expansion, could place a significant strain on the Company's management, operations and other resources. The Company's ability to manage its growth would require it to continue to invest in its operations, including its financial and management information systems, and to retain, motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the quality of the Company's programming, its ability to retain key personnel and its results of operations could be materially and adversely affected.

o    DEPENDENCE ON KEY PERSONNEL

The Company will be highly dependent on certain key personnel, many of whom could be difficult to replace. If the Company were to lose the services of these certain people, the Company's operating results could be adversely affected. In addition, continued growth and expansion of the Company's business and development will require that, despite any foreseeable competition, it attract, motivate, and retain additional skilled and experienced personnel.

The Company expects to be able to attract, motivate and retain personnel with the skills and experience needed to successfully develop new programming and manage the Company's business and operations

THE FEDERAL COMMUNICATIONS COMMISSION-WASHINGTON, D.C.

Any qualified citizen, company, or group may apply to the Federal Communications Commission for authority to construct a standard TV broadcast station. Licensing of these facilities is prescribed by the communications act of 1934, as amended, which sets up certain basic requirements. In general, applicants must satisfy the Commission that they are legally, technically and financially qualified and that operation of the proposed station would be in the public interest.

We will retain engineering and legal services to prepare the application and follow the summary of consecutive steps in applying for the authorization to build and operate a broadcast station.

There are two secondary television stations called television translators and Low Power Television (LPTV) stations. A TV translator is a station that rebroadcasts signals from full service television stations. LPTV stations may rebroadcast a full service station television signal and may also originate their own programming. LPTV stations may also operate as a subscription service. These two secondary television services may operate on any available VHF or UHF channel, provided they do not cause objectionable interference to full service stations or other authorized translator or LPTV stations.

Construction permits for TV stations are given for 24 months. Grantees must request call sign assignment when the construction permit has been granted. Extensions can be granted with justification and estimating the amount of time needed to complete construction.

Upon completion of construction license and application approval the grantee may begin program test. TV Stations are licensed for 5 years. (renewable)

The financial requirement is defined as being financially capable of financing the complete project and operating expenses for three months with no revenue.

o    THE BILLIARD INDUSTRY
     ---------------------

There are an estimated 46 million people playing pool in about 9,000 facilities throughout North America. About 1/3 of them are women. 95% play pool where only 3% play carom and snooker respectively. About 650 facilities and 78,000 players are members of the Billiard Congress of America. The National Wheelchair Billiards Association was also established in the US in 1995.

In Canada there are an estimated 1.2 million people engaging in cue sports, about 15% of those estimated to be women. Of these, 84% play pool, 15% play snooker and 1% play carom. There are about 1,600 playing facilities across the nation, with about 250 of them holding Canadian Amateur Billiards and Snooker Association membership.

The Asian Pocket Billiard Union membership consists of Japan, Republic of China, Philippines, Indonesia, Singapore and Malaysia. There are an estimated 5 million people playing pool throughout Japan in about 3,000 establishments. In China there are an estimated 2 million amateur players, 73 professionals that play in about 5,000 clubs around the country.

The Korean Billiard Players Association reports an estimated 230,000 players throughout the country playing in some 30,000 clubs.

The New Zealand Association reports there are approximately 802,000 people participating in 4,000 commercial billiard establishments.

There are an estimated 2 million people playing in Germany (4,000 women) and fifteen countries are members of The European Pocket Billiard Federation.

The English Pool Association and England having the reputation as the snooker capital of the world has millions of cue sports advocates in, not only snooker, but other disciplines as well. Although their organization and dominance in the success of snooker is well documented, so is their organization in other cue sports. English pool lures about 4 million players from 43 counties plus the Channel Islands affiliated with the EPA.

o    BBIA NATIONAL STUDY REVEALS BILLIARDS PARTICIPATION TRENDS

North Palm Beach, FL - May 20, 1999 - According to the 1998 BBIA National Billiards Participation Study, issued by the Billiard and Bowling Institute of America (BBIA), 39,654,000 Americans six years of age or older played billiards once or more in 1998. Since 1987, the number of billiard players has risen by 12.3%, nearly equal to the U.S. population's growth rate.

In 1998, the number of 'frequent' participants (played 25 days or more) increased to 10.2 million from 9.2 million in 1997. The average number of days played also rose from 22.0 to 23.8 days in 1998.

Billiards is very popular as a participant sport/activity. Among 58 sports, fitness, and recreational activities, measured in both 1997 and 1998, billiards ranked sixth in participants behind bowling, freshwater fishing, tent camping, basketball and free weights exercise. In 1997, billiards ranked fourth.

Males account for 63.2% of all players, however since 1987 the growth rate of female players (+24.7%) has surpassed that of males (+6.2%).

The 18-34 year old age group comprised 44% of all billiard players in 1998 and had a high participation (27.8%). Teens (12-17), while a smaller segment (16.5%), had an equally high participation rate.

The median household income of billiard players in 1997 was $37,500 compared with $37,000 for the general population as reported by the U.S. Census Bureau. In 1998, the billiard player median household income rose to $46,500. The North Central and South regions each account for about 30% of all billiard players, but the North Central region has a higher participation rate (19.6%). The Northeast and West region are nearly equal with regard to number of players and participation rate.

o The BBIA National Billiards Participation Study is based on the American Sports Data, Inc., Superstudy(R), which is sponsored by the Sporting Goods Manufacturers Association (SGMA). The ASD SuperStudy(R) was conducted in January 1999 among 25,000 households. The resulting 15,989 responses comprised the database used to identify and analyze general patterns, trends, and relationships among an unprecedented 102 sports, fitness, and recreational activities.

o BBIA, the National Trade Association for bowling and billiard manufacturers, bowling distributors, major billiard dealers and industry service organizations, is dedicated to fostering the growth of billiards and bowling.

                         MOST POPULAR SPORTS IN THE USA
 (U.S. Population; 6 years of age or older; participated at least once in 1998)

                                               No. of Participants
                  Sport                           (millions)
             -------------------------         -------------------
             1. Recreational Swimming                94.4
             2. Recreational Walking                 80.9
             3. Recreational Bicycling               54.6
             4. Bowling                              50.6
             5. Freshwater Fishing                   45.8
             6. Tent Camping                         42.6
             7. Basketball                           42.4
             8. Free Weights                         41.3
           ------------------------------------------------------
             9. BILLIARDS                            39.7
           ------------------------------------------------------
           10. Day Hiking                            38.6
           11. Treadmill Exercise                    37.1
           12. Fitness Walking                       36.4
           13. Stretching Exercise                   35.1
           14. Running/Jogging                       35.0
           15. In-line Skating                       32.0
           16. Calisthenics                          31.0
           17. Stationary Cycling                    30.8
           18. Golf                                  30.0
           19. Weight Resistance Machine             22.5
           20. Darts                                 21.8
           21. Slo-Pitch Softball                    19.4
           22. Ice Skating                           18.7
           23. Stair-Climbing Machine                18.6
           24. Soccer                                18.2
           24. RV Camping                            18.2

o This information has been abstracted from the new Super study of sports participation conducted by American Sports Data, Inc., which monitored an unprecedented 102 sports and fitness activities. This year's study has measured an additional 42 sports/activities. The top three activities (recreational swimming, walking and bicycling) are among the 42 new measurements.

o This information has been abstracted from the new Super study of sports participation conducted by American Sports Data, Inc., which monitored an unprecedented 102 sports and fitness activities. This year's study has measured an additional 42 sports/activities. The top three activities (recreational swimming, walking and bicycling) are among the 42 new measurements.

o The Sporting Goods Manufacturers Association (SGMA), the trade association of North American manufacturers, producers, and distributors of sports apparel, athletic footwear, and sporting goods equipment, is dedicated to increasing participation in sports and fostering industry growth and vitality.

o    Pool & Billiard Associations
     updated 05/10/99

The billiard world is rich with associations and organizations that give structure and strength to our sport. The work each organization does, in part, contributes to the overall popularity of our favorite recreational pastime not only in North America but also the world.

It is important to know that this list represents associations and organizations that are members of the Billiard Congress of America and those of which the BCA is a member. The associations below are not the only ones in existence, nor are they the only ones interested in seeing cue sports in the Olympics.

All the associations of the world that organize cue sports are together responsible for its success.

o        Australian Associations:
         -----------------------
o        Australian 8-Ball Federation. (AEBF)
                  Pool Association promoting eight-ball within Australia.

o        North American Associations:
         ----------------------------
o        American Pool players Association (APA)
o        American Cue-Makers Association. (ACA)
                  Cue Making in America.
o        American Billiard Manufacturers, Ltd.
                  An organization of businesses and individuals in the billiard industry who share the belief that American-made billiard products are superior in quality and value.
o        Billiard Education Foundation. (BEF) Scholarships for the sports youth.

o        New Memberships

     o Billiards & Bowling Institute of America. (BBIA) The Annual Billiard Participation Study. BBIA Press Releases.

     o    National Wheelchair Billiards Association. (NWBA)
                  The Sanctioning Body for Wheelchair Billiards.
                  Disabled News Press
                  FREE tips and helpful hints for the disabled.

     o    Valley National Eight-Ball Association. (VNEA)
                  International amateur pool league system.

     o    Women's Professional Billiard Association. (WPBA)
                  The Women's Professional tour

o    World Associations:
     ------------------

     The following associations are working very hard to standardize the sport of pocket billiards on a world wide level to get cue sports into the Olympics.

     o    General Association of International Sports Federations. (GAISF)
               The sporting association made up of International Federations and Organizations governing world sports and creator of the World Sport Center.

     o    World Confederation of Billiards Sports. (WCBS)
            The world body for all billiard sports: Pool, Billiards and Snooker.

     o    World Pool-Billiard Association. (WPA)
               The Governing Body for the sport of Pocket-Billiards.

     o    APA - AMERICAN POOLPLAYERS ASSOCIATION

In April 1979, Terry Bell and Larry Hubbart, co-founders of the American Pool players Association (APA), created what was then referred to as the National Pool League. Anheuser-Busch signed on to title sponsor the APA's Busch Pool League in 1979. In 1992, the Busch Pool League, then consisting of 100,000 members, became the Bud Light Pool League.

The Camel brand of the R.J. Reynolds Tobacco Co. purchased the rights to title sponsor the APA's Singles Championships in 1994, and in 1997 Camel assumed sponsorship of the Camel Pool League. Today, not only does Camel sponsor both of the APA's 8-Ball National Championships, it is also the sport's most recognizable name outside the billiard industry.

As the world's largest pool league organization prepares to turn the corner on the 21st Century, the network that consists of over 170,000 members, 170 franchisees and a 40-person national office staff will enter 2000 with three Fortune 500 companies in its corner supporting amateur pool.

At the 1999 Annual Convention in Las Vegas this past April, Bell and APA President Renee Poehlman announced two new companies -- Molson and Jack Daniel's--will be joining Camel as national sponsors of the APA. Molson, the Official Beer of the APA, will receive title sponsorship of the APA's 9-Ball League, local Championships and the $100,000 Molson 9-Ball League National Team Championship, with qualifying sessions beginning this summer. Molson, North America's oldest brewer, will showcase Molson Ice, Molson Golden and Molson Canadian through league activities and upper-level play during its initial three-year contract period.

Jack Daniel's, the Official Spirit of the APA, will title sponsor the Old No. 7 9-Ball Shootout, a national 9-Ball singles championship tournament. Based in Lynchburg, Tenn., the Jack Daniel Distillery will promote its line of Jack Daniel's Tennessee Whiskey, Gentleman Jack, Jack Daniel's Single Barrel and Jack Daniel's Country Cocktails through the APA.

It will also  sponsor the  "Gentleman  Jack  Sportsmanship  Awards" at the APA's
National  Team  Championships.   The  contract  for  two  years  and  qualifying
competition for the Jack Daniel's-sponsored event begins in May 2000.

Hundreds of local leagues operate throughout North America, spread throughout various regions. Operating in 45 states and four Canadian provinces, the APA is the largest and most prestigious, consisting of more members than all other "national" leagues combined. Weekly APA League play occurs inside more than 8,000 Host Locations, which include bars, taverns, poolrooms, fraternal organizations and anyplace a pool table can be found.

Out of approximately 38,000 bars and taverns throughout the United States, more than 27,000 have pool tables. Many of these venues facilitate a variety of point-of-purchase marketing products, including table lights, banners, posters, signs, mirrors, napkins, coasters, taps, ashtrays, matches, displays and more.

The APA is generally recognized as the Governing Body of Amateur Pool, having established the official rules, championships, formats and handicap systems for the sport of amateur pocket billiards. Two of the league's most attractive attributes are the handicap system and prize money. The Equalizer(R) handicap system makes it possible for players of different playing abilities to compete on an equal basis, much like they do in golf and bowling.

With the addition of the $100,000 Old No. 7 9-Ball Shootout, the APA now guarantees over $1 million in national prize money. In comparison to other leagues, the APA's computer-calculated handicap system sets the standard for fairness. Other leagues base prize money purses on entry fees, and only the APA guarantees its advertised total. The APA also promotes fun competition ahead of skill, and discourages participation of only the top shooters forming teams together. Instead, a 23-rule requires teams to consist of various skill level ratings to ensure fairness and fun at all levels of play.

     o    NATIONAL WHEELCHAIR POOLPLAYERS ASSOCIATION

Livonia, MI -1998- The National Wheelchair Pool players Association, Inc. (N.W.P.A.) is the national governing body for wheelchair billiards. Beginning with just a few members, the N.W.P.A. is growing daily. They sanction about 10-12 cash tournaments around the country each year. Their long-range goals include increasing our membership, sponsors and public awareness using the Internet, media and advertising.

Pool is one of the few sports and recreations that is not a physically demanding sport. Other wheelchair sports like: basketball, bowling, rugby, tennis, water and snow skiing are very physically demanding. Also, your age and disability may limit your ability to be competitive with these other sports. Not so with pool, in fact some of the top players in the U.S.A. are quadriplegic.

Pool has become a popular sport with men and women around the world, but even more so for hundreds of physically challenged players. Pool is one of few sports that wheelchair players can compete against able body players on the same level.

The  N.W.P.A.   has  worked  together  with  other  groups,   organizations  and
tournaments to update rules to include wheelchair players.

They estimate, that there are hundreds of wheelchair players around the world. They hope to get more women and newly injured individuals involved with pool, by holding clinics at their tournaments around the country.

To illustrate the magnitude of this sport and the international potential for viewer audience participation we include a partial list of the various
Federations:

The WORLD POOL-BILLIARD ASSOCIATION ("WPA") is the governing body of pocket Billiards for the world.

Organizations under the WPA are:

APBU - Asian Pocket Billiard Union
o        Indonesia, Japan, Korea, Philippines, Taiwan, Singapore and Malaysia.

APA - Australian Pool Association Inc:
o        Australia and New Zealand

BCA - Billiard Congress of America:
o        Canada, Puerto Rico, United States and Mexico

EPBA - European Pocket Billiard Federation:
o             Austria,  Belgium,  Switzerland,  Liechtenstein,  Russia, Germany,
              Spain,  France,  England,  Hungary,  Italy,  Luxembourg,   Norway,
              Netherland, Sweden, Finland, Slovenia, and Lithuania.

o    EFFORTS TO INCREASE REVENUE and PROGRAMMING CAPABILITIES
     --------------------------------------------------------
Throughout 1999 and early 2000, the Company's efforts will be concentrated on improving the financial position of the Company with flow - through revenue generated by various programs presently being created for The Billiard Channel.Com, and strengthening the management and technical team. Thebilliardchannel.com (as of July 1-October 31, 1999) experienced over 500,000 hits in less than sixteen weeks and has the potential for $5 million immediate revenue. The Company intends to solidify the basis for the Company's future growth, so as to provide the foundation for growth to a level of revenue and profits suitable for a future initial public offering of stock, or a public Company merger, within a one year period. It is the intention of the Company's management to provide an exceptional return on investment for our shareholders, and the Company is positioning itself accordingly.

o    MANAGEMENT OBJECTIVES
     ---------------------
It is the objective of the Company's management to become a major participant in the provision of quality and entertaining billiard programming thereby introducing more new players to the game, satisfying the never ending appetite of current billiard fans everywhere and positively affecting the future of all cue sports.

o    MANAGEMENT
     ----------
The key managers who will comprise the management core team of The Billiard Channel all possess considerable experience in the sports, media and billiard industry. They have participated in growing start-up companies, and each has a track record of success in his/her functional area. The management team will provide the necessary leadership in all areas of operating the Company.

BILLIARD CHANNEL SUPPORTERS AND REGIONAL ADVISORS AROUND THE WORLD.
------------------------------------------------------------------

MIKA IMMONEN - Helsinki,  Finland - Finland's  No. 1 Pool Player
JOHN HORSFALL -Vancouver B.C - Top Canadian  Touring  Professional
VINCENT FACQUET - Bordeaux, France - 1999 French Open  Champion
ROGER  GRIFFIS - Mesa,  Arizona - 1997 ESPN Ultimate 9-Ball Champion
KUNIHIKO TAKAHASHI - Japan - 1998 World 9-Ball Champion
PETER NIELSON - Denmark - 22 Time Danish  Champion
JEREMY JONES - 1999 2nd Place Finish US Open, Virginia, USA
LOREE JON JONES - World Champion - All Time 9-Ball Money Winner
TONY ROBLES - Queens, NY - "The Silent Assassin" 1998 Sportsmanship Award
JIMMY  REID -  Goodlettesville,  Tennessee  - Top US  Professional
CHRIS MACDONALD - Windsor California - 1998 US Open Bar Table Champion
TOMMY KENNEDY - Kingsland,  Georgia - 1997 Sportsmanship Award Winner
DENNIS HATCH - Buffalo, NY - 1993 Champ-1999 2nd place Camel Money winner
GERRY WATSON - Montreal, Quebec - Top 10 Pro - 1994-6 Cdn. 9-Ball Champ SHANNON DAULTON - Columbia, SC "The Cannon" Top US Professional
JIM EHRBAR - Mesa,  Arizona  "Anchor  Man" Top US Professional
JR CALVERT -  Jeannette,  PA - Top US  Professional
PAUL POTIER - Vancouver, B.C. Top Canadian Professional Player
DAVID HEMMAH - California - Top US Camel  Touring  Professional
KERRY  HARTSFIELD  -  Auburn,  Alabama - Top US Women's Touring Pro.
TROY FRANK - N. Canton, Ohio - Derby City Classic Winner d. Efryn  Reyes
ALAIN MARTEL - Montreal, Quebec - Top Canadian Camel Touring professional MAX EBERLE - Top US Touring Professional
TOM "DR. CUE" ROSSMAN - Cloverdale  Indiana - Top US Touring  Professional
COREY DEUEL - West Jefferson, Ohio - Top US  Touring  Professional
JASON  KANE  - New  York - Top US  Touring Professional
ANDY SEGAL - Forest Hills, NY-Top US Touring Pro-Technical Advisor for
   Woody Allen/Sean Penn
RANDY WHITEHEAD - Shilo, Illinois - Top US Touring Professional
BOB WEIMER, JR - West Bristol, PA - Billiard Room Owner -US Touring Professional ISMAEL "MORRO" PAEZ - Colton, Calif. - 89 Japan Open Champ - Hugler Cup Spain ALAIN MARTEL - Montreal, Quebec - Top Canadian on the Camel Pro Billiard Tour. LUC SALVAS - St. Timothee, Quebec - Cdn. Champ 1999 - Player of the Year 1996-97 GRADY MATHEWS - Portland, Maine - World Champion Straight Pool - US Tour Pro DANNY MEDINA - Commerce City, Co. 2-time World Champ - 3-time US Champ
LARRY NEVEL - South Beloit, Illinois -7 -US Championships
   -6-Time Wisconsin Champ
MARK WILSON - St. Louis, Mo. Top US Touring Professional and Instructor
NICK STAMATIS - Montreal, Quebec - Top Touring Professional- Billiard Room Owner

     We are adding new supporters continuously.

MARKETING PLAN
--------------
The Company employs a multi-faceted approach to marketing. These activities will be aimed at providing increased customer awareness and education relative to the availability and capabilities of the newer emerging market, telecommuting and remote access to corporate networks via the Internet.

The Company will utilize the mailing lists and personal contacts compiled from direct contacts by our sales/marketing group. The proposed direct mail campaign is the most cost effective method of reaching this customer base. Fax mailings and direct mailings are used to approach new groups. This type of approach will be offered to the Company's value added associates as well, to further leverage the potential return. The sales organization will provide sales and support to the Company's various channel partners. The sales group will also target direct sales to selected major accounts. As demand for The Billiard Channel programming grows, regional sales managers will be added to continue select direct relationships, support the cable channels, and provide marketing and training support to the channels. The Company plans to add two regional sales managers in early 2000, to increase support to the cable channel, and insure additional growth.

     o    DIRECT MARKETING

Through direct mail campaigns, participation in trade shows and selected advertising, the Company will continue to create demand for its programming in the marketplace, assisting its cable channel partners in their sales efforts. This is especially important for success of The Billiard Channel. The Company intends to advertise in various publications aimed at the communications managers of medium to large businesses, as well as magazines aimed at the cue sports market. Large organizations with an interest in implementing advertising programs, will likely be consumer driven large companies, and these companies will also be contacted. This will include key people in the advertising departments of these companies as well as the communications managers described above. This approach will include describing the benefits of associating with The Billiard Channel.

Participation in trade show and tournaments is another avenue that will be pursued to reach the end user business and player market. The Company will attend several trade shows through their relationships with Billiard Manufacturers, the first was the Trade Show in Las Vegas July 14-18, 1999. The Company plans to attend at least seven additional tournaments this year. We have completed six tournaments as of this writing (October 31, 1999) which were the World 8-Ball Championships in Las Vegas, The Kasson - Camel 9-Ball tour series event at JOB's in Nashville, Tennessee, the US Open in Virginia, the Milwaukee Romines High Pocket Camel Tour Event the Tulsa 9-Ball open at Magoo's and the Mizerak Seniors Open in French Lick Indiana. In addition, the Company plans to prepare articles for publication, player testimonials, and new program announcements, then aggressively pursue placement of these articles and announcements in the press. These articles, when published in appropriate magazines and journals, help identify advantages of associating with The Billiard Channel.

THE FINAL MATCH BETWEEN WINNER JOHNNY ARCHER (USA) AND JOSE PARICA (PHILLIPINES) WAS PREVIEWED ON THEBILLIARDCHANNEL.COM AND WAS HISTORY IN THE MAKING. THIS IS THE FIRST BILLIARDS MATCH TO BE SEEN WORLD WIDE THROUGH THE INTERNET TV
CAPABILITY OF STUART COMMUNICATIONS. THE EXCLUSIVE POST MATCH INTERVIEW WAS CONDUCTED BY MICHELE NIECE, APA LEAGUE OPERATOR AT JOB's BILLIARDS IN NASHVILLE

THIS IS A "FIRST" IN THE WORLD OF BILLIARDS AND A SIGNIFICANT HISTORICAL EVENT. OVER 175,000 VIEWERS FOR THIS EVENT ALONE WITH NO PRE-PROMOTION.

     o    SUPPORT ORGANIZATION

The Company plans to add a technical Engineer shortly. The need for technical support staff is needed to configure the studio and equipment and complete the application process with the Federal Communications Commission. When needed, personnel will be added to the current staff. This group will work with cable channel partners to solve problems associated with promotion of specific programming. The country will eventually be divided into two regions, each with a Sales Manager. A Bid Response person will be added, when appropriate, to process requests when received either by the Company or by one of its channel partners. An inside sales person will also be added to handle orders from customers, support customers with literature and product information, and to assist with bids and proposals.

     o    OPERATIONS

For at least the next three years of operation, the Company will continue to purchase in-house equipment to create programming. This function will be re-evaluated in the fourth year, or as travel dictates.

This strategy has been adopted for several reasons. The initial capital equipment required to competitively and effectively take on the filming and broadcasting of tournaments around the world is substantial. The continuing fixed expense to operate the equipment adds to the overall risk involved in investing in such equipment. There are many expert subcontract houses in various countries that meet the standards of the television industry. By utilizing several of these vendors, the potential costs and risks are greatly reduced. This strategy will also allow for selective offshore equipment to be used without the concern of utilization of the Company's expensive equipment

     o    FACILITY

The facility for the Company's operations will be located in Las Vegas, Nevada subject to State and local government approvals. This location provides a large market to draw new employees, particularly professional and technical people. Las Vegas is also a favorite location for large pool tournaments and the Riviera Casino is a strong supporter of billiards.

The Company intends to design and build a "state of the art" TV Broadcast Station which will be two secondary television stations called (1) television translators and (2) Low Power Television (LPTV) stations. A TV translator is a station that rebroadcasts signals from full service television stations. LPTV stations may rebroadcast a full service station television signal and may also originate their own programming. LPTV stations may also operate as a subscription service. These two secondary television services may operate on any available VHF or UHF channel, provided they do not cause objectionable interference to full service stations or other authorized translator or LPTV stations

          CONSTRUCTION PERMIT

When an application is granted, there is a specified period of time given the grantee for completing the construction of the station. Construction permits for television are issued for 24 months. Grantees must request call sign assignment when the construction permit has been granted. We have the application in hand and are ready to proceed.

Upon completion of construction the grantee may begin program test. All television stations are licensed for 5 years (renewable).



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (September 18, 1998) through December 31, 1999, during the Company's development stage, the Company has assets of $1,380, and has generated a net loss of ($24,272).

Liquidity and Capital Resources

     The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 1,318,400 shares of Common Stock for net proceeds of $20,184.


ITEM 3. DESCRIPTION OF PROPERTIES


     The Company's executive and administrative offices are located at 860 Via de la Paz, Suite E-1, Pacific Palisades, California, 90272, which is the office of PageOne Business Productions, LLC, one of its shareholders. As of December 31, 1999, the Company has paid no rent for use of the office.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1999, by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group. Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.

Name and Address of                    Amount and Nature of         Percent of
Beneficial Owner (1)                 Beneficial Ownership (2)        Class (2)
--------------------                 ------------------------       ----------
Appletree Investment Company, Ltd          1,318,400(3)               100.0%
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE

George Todt (5)                              109,200(4)                 8.2%

Timothy Hipsher (6)                                0                    --

Besty Rowbottom  (7)                         109,200(4)                 8.2%

James Walters (8)                            109,200(4)                 8.2%

All officers and directors as a group        109,200(4)                 8.2%
(4 persons)


------------------------

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of Enterprise Consolidation Corporation, 860 Via De La Paz, Suite E-1, Pacific Palisades, California 90272.

(2) Percent of Class assumes a base of 1,318,400 shares of common stock outstanding as of December 31, 1999.


(3) Consists of 1,209,200 shares held of record by Appletree Investment Company, Ltd., a foreign corporation domiciled in the Isle of Man and held as an asset by an Isle of Man trust, and 109,200 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.

(4) Consists solely of 109,200 shares of common stock held by PageOne Business Productions, LLC, a Delaware limited liability company, of which Mr. Todt, Mr. Walters and Appletree are managing members and Ms. Rowbottom is Vice President.


(5) George A. Todt is the Chairman of the Company and a managing member of PageOne Business Productions, LLC, 860 Via de la Paz, Suite E-1, Pacific Palisades, CA 90272 and has shared voting power and dispositive power over such shares.

(6)  Timothy Hipsher is the President of the Company.

(7) James F. Walters is the Vice President, Treasurer and Chief Financial Officer of the Company and a managing member of PageOne Business Productions, LLC, and has shared voting power and dispositive power over such shares.

(8) Mary Elizabeth Rowbottom is the Secretary of the Company and Vice President of Pageone Business Productions, LLC.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The names of the directors and executive officers of the Company, as well as their respective ages and positions with the Company, are as follows:

Name                                   Age(1)    Position
----                                   ---       --------
George Todt........................    45        Chairman of the Board of
                                                   Directors, CEO

Timothy Hipsher....................    44        President

James Walters......................    45        Vice President and Treasurer,
                                                   Chief Financial Officer

Betsy Rowbottom....................    28        Secretary



     GEORGE A. TODT has been the Chairman of the Company's Board of Directors and Chief Executive Officer since its inception. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company. From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.


     TIMOTHY HIPSHER has been the President of the Company since April 1999. From April 1995, Mr. Hipsher has served as a Partner of Rubicon Capital Corp, a merchant bank focused on small to mid-cap technology companies. From April 1996 to January 1997, Mr. Hipsher served as a consultant with Webcentric Communications, Inc., an Internet telecommunications company providing creative audio and video conferencing solutions; from January 1994 to July 1995, he served as a Director of Cranefield International, Inc., a Canadian-based forestry products company employing innovative and sustainable development in South and Central America; from March 1993 to May 1996, he served as a Director of Lodestar Explorations Inc., a mining exploration company developing properties in North and South America; from January 1992 to January 1994, he served as Vice President of AFF Automated Fast Foods Ltd., a robotics technology company specializing in the delivery and preparation of food for the vending industry; from July 1991 to January 1993, he served as a Director of Infinicom International Corp., a company specializing in the production of infomercial sales campaigns; from January 1990 to May 1991, he served as a Director of Protech Enviro Solutions, Corp., a manufacturer of collection and recycling equipment for toxic chemicals used in the dry cleaning business; from October 1988 to January 1990, he served as a Vice President and Director of Foxx Petroleum Products, Inc., a company packaging and distributing petroleum products to gasoline retailers; and from January 1988 to January 1989, he served as a Director of Soil Technologies, Inc., a manufacturer of Bio-Tech organism used to promote growth in agricultural applications.

     Mr. Hipsher received his B.S. degree in Economics from the University of Illinois in 1971, and formerly was a securities licensee.

     JAMES F. WALTERS has served as the Vice President, Treasurer and Chief Financial Officer of the Company since its inception. Mr. Walters joined Kellogg & Andelson as an accountant in 1976, was elected a partner in 1980, was promoted to Managing Partner in 1984, and elected Chairman of the Board of Kellogg & Andelson Accountancy Corporation in 1995. As Chairman, Mr. Walters is currently responsible for the overall management of the 80-person firm. Mr. Walters has assisted the firm's clients in connection with the preparation of their initial public offerings, private finance, merger, acquisition and restructuring strategies. He continues to be an active consultant in the many phases of client business operations, such as operational control systems, general management and capital funding, servicing middle market companies in many different industries, including aerospace, mail order, entertainment, high tech, retail, import/export, graphic design, business management, plastics and publishing.

        Mr. Walters previously served as a member of the Board of Directors of Kistler Aerospace, a manufacturer of reusable rockets that deliver satellites into orbit, and was instrumental in the initial financing of that company. Mr. Walters also serves as a member of the Board of Directors of California Fitnuts, Inc., a start-up company which produces, through a patented process, nuts that have 50% less fat. In addition, Mr. Walters has founded, owned and managed companies in the commercial photography, corporate events, auto repair and concrete molding industries.

     Mr. Walters received an M.B.A. degree from Pepperdine University (Malibu, California) in 1981, and a B.S. degree in Accounting from California State University, Northridge (CSUN) in 1976.

     MARY ELIZABETH ROWBOTTOM has served as the Secretary of the Company since inception. Ms. Rowbottom also has worked at PageOne Business Productions since September 1996 serving as Vice President since March 1997. From 1994 to 1996, Ms. Rowbottom served in various capacities and, most recently, as a talent manager with HSI Productions, a bi-coastal commercial film production company producing television commercials and music videos, and serviced substantial advertising agency clients, including Leo Burnett, DDB Needham and Bozell Worldwide. Prior thereto, Ms. Rowbottom was an assistant to Merrill Lynch account representatives. Ms. Rowbottom received a B.A. degree in Communications from the University of Wisconsin in 1993.

        Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No other compensation is, or will be, paid to directors for services rendered as directors. From the Company's inception to the date of this filing, there have been no meetings of the Company's Board of Directors. Other actions of the Company's Board of Directors were taken pursuant to unanimous written consents. There are no family relationships between any directors or officers of the Company.

ITEM 6. EXECUTIVE COMPENSATION

     No director or executive officer of the Company presently receives compensation for services rendered to the company. Payment of salaries will occur once proceeds are available for payment through financing and sufficient cash flow. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of Enterprise's business.

AGGREGATED OPTION EXERCISES IN LAST FISCAL
YEAR AND FISCAL YEAR-END OPTION VALUE

        The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan. (ESOP). The Company intends to incorporate one after a public offering.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

        There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS

        The Company's directors serve without compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In September 1998, Enterprise issued 9,200 shares and in April 1999, Enterprise issued 100,000 shares to PageOne Business Productions, LLC, of which Messrs. Todt and Walters are managing members and Ms. Rowbottom is the Vice President.

ITEM 8.         DESCRIPTION OF SECURITIES


     Enterprises's Restated Certificate of Incorporation provides for an authorized capital stock of 100,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and 8,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"). At December 31, 1999, the Company had 1,318,400 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.


Common Stock

        Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

Preferred Stock

        The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

Transfer Agent

The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common Stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is not presently traded on an established public trading market. Following the filing on this Form 10-SB, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

     The approximate number of record holders of the Company's Common Stock as of December 31, 1999 was two, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of December 31, 1999 was 1,318,400.


        The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.

ITEM 2. LEGAL PROCEEDINGS

        There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        Weinberg & Company, P.A., Certified Public Accountants ("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     As of December 31, 1999, the following unregistered securities of the Company have been issued since inception:

     (a) In September 1998, the Company issued 9,200 shares to each of PageOne Business Productions, LLC, and Appletree Investment Company, Ltd., a foreign corporation domiciled in the Isle of Man and held as an asset by an Isle of Man trust, pursuant to a 504 offering.

     (b) In April 1999, the Company sold 100,000 shares of common stock to PageOne Business Productions, LLC and 1,200,000 shares of Common Stock to Appletree Investment Company, Ltd. pursuant to a 504 offering.

     The aggregate 1,318,400 free trading shares were issued for aggregate consideration totalling $20,184 pursuant to the exemptions from registration provided under the Delaware General Corporation Law and the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.


     The following table sets forth the names of the recipients and amounts received in connection with said transactions:


                                       Number of Shares of
        Name of Stockholder           Common Stock Acquired
        -------------------           ---------------------
        PageOne Business                    109,200
        Productions, LLC

        Appletree Investment              1,209,200
        Company, Ltd.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

        Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

PART F/S  FINANCIAL STATEMENTS



                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)

                                   CONTENTS




PAGE          F-1       INDEPENDENT AUDITORS' REPORT

PAGE          F-2       BALANCE SHEET AS OF DECEMBER 31, 1999

PAGE          F-3       STATEMENT OF OPERATIONS FOR THE YEAR ENDED
                        DECEMBER 31, 1999 AND FOR THE PERIOD FROM
                        SEPTEMBER 18, 1998 (INCEPTION) TO DECEMBER 31,
                        1999

PAGE          F-4       STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                        FOR THE PERIOD FROM SEPTEMBER 18, 1998
                        (INCEPTION) TO DECEMBER 31, 1999

PAGE          F-5       STATEMENT OF CASH FLOW FOR THE YEAR ENDED
                        DECEMBER 31, 1999 AND FOR THE PERIOD FROM
                        SEPTEMBER 18, 1998 (INCEPTION) TO DECEMBER 31,
                        1999

PAGES     F-6 - 8       NOTES TO FINANCIAL STATEMENTS

                               AUDITORS' REPORT




To the Board of Directors of:
 Enterprise Consolidation Corporation

We have audited the accompanying balance sheet of Enterprise Consolidation Corporation (a Development Stage Company) as of December 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended and for the period from September 18, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Enterprise Consolidation Corporation (a development stage company) as of December 31, 1999, and the results of its operations and its cash flows for the year then ended and for the period from September 18, 1998 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is a development stage company without operations and has an operating loss of $24,272 and a working capital deficiency of $5,468. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 16, 2000

                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEET
                              DECEMBER 31, 1999




                        ASSETS

      Software                                                      $    1,840
      Less accumulated amortization                                       (460)
                                                                     ----------

        Software - Net                                                   1,380
                                                                     ----------

      TOTAL ASSETS                                                  $    1,380
      ------------
                                                                     ==========




                   LIABILITIES AND STOCKHOLDERS' DEFICIENCY

      LIABILITIES
        Loan payable - related party                                $    5,468
                                                                      ---------

      STOCKHOLDERS' DEFICIENCY

        Preferred stock, $0.001 par value, 8,000,000 shares
         authorized, none issued and outstanding                          -
        Common stock, $0.001 par value, 100,000,000 shares
         authorized, 1,318,400 issued and outstanding                    1,318
        Additional paid-in capital                                      18,866
        Accumulated deficit during development stage                   (24,272)
                                                                      ---------

      TOTAL STOCKHOLDERS' DEFICIENCY                                    (4,088)
                                                                      ---------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                $    1,380
                                                                      =========







                See accompanying notes to financial statements

                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF OPERATIONS



                                                            SEPTEMBER 18,
                                             YEAR ENDED   1998 (INCEPTION)
                                            DECEMBER 31,   TO DECEMBER 31,
                                                1999            1999
                                           -------------  ----------------

     REVENUES                               $       -      $          -
                                              ----------     -------------

     EXPENSES

       Accounting fees                             2,500             2,500
       Bank charges                                  131               131
       Consulting fees                            12,584            12,584
       Legal fees                                  5,750             5,750
       Rent                                        1,500             1,500
       Amortization                                  460               460
       Licenses and filing fees                    1,347             1,347
                                              ----------     -------------

     NET LOSS                               $    (24,272)  $       (24,272)
     --------
                                              ==========     =============

       Net loss per share - basic and       $      (0.02)  $         (0.03)
       diluted
                                              ==========     =============

       Weighted average number of shares
        outstanding during the period -
        basic and diluted                        980,044           770,006
                                              ==========     =============











                See accompanying notes to financial statements

                      ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
               STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
   FOR THE PERIOD FROM SEPTEMBER 18, 1998 (INCEPTION) TO DECEMBER 31, 1999





                                                                               ACCUMULATED
                                                                ADDITIONAL     DEFICIT DURING
                                             COMMON STOCK        PAID-IN       DEVELOPMENT
                                         SHARES       AMOUNT     CAPITAL          STAGE            TOTAL
                                        ---------   --------   -----------    ---------------   -----------

  Common stock issued for services         18,400   $     18   $       166    $            -    $       184

  Common stock issued for cash          1,300.000   $  1,300   $    18,700    $            -         20,000

  Net loss for the year ended
   December 31, 1999                            -          -             -           (24,272)       (24,272)

                                        ----------    --------   -----------    -------------   -----------

Balance, December 31, 1999              1,318,400   $  1,318   $    18,866    $       (24,272)  $    (4,088)
--------------------------
                                        ==========    ========   ===========    =============   ===========







                See accompanying notes to financial statements

                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CASH FLOWS




                                                                 SEPTEMBER 18,
                                                                     1998
                                                 YEAR ENDED       (INCEPTION)
                                                DECEMBER 31,      TO DECEMBER
                                                   1999            31, 1999
                                               --------------   ---------------
   Cash flows from operating activities
     Net loss                                  $    (24,272)    $     (24,272)
     Amortization                                       460               460
     Consulting services performed for I
      ssuance of stock                                  184               184
                                               --------------   ---------------

     Net cash used in operating activities          (23,628)          (23,628)
                                               --------------   ---------------

   Cash flows from investing activities
     Software purchased                              (1,840)           (1,840)
                                               --------------   ---------------

     Net cash used in investing activities           (1,840)           (1,840)
                                               --------------   ---------------

   Cash flows from financing activities
     Proceeds from issuance of common stock          20,000            20,000
     Loan proceeds from related party                 5,468             5,468
                                               --------------   ---------------

     Net cash provided by financing                  25,468            25,468
     activities
                                               --------------   ---------------

   Net increase in cash                                -                 -

   Cash and cash equivalents - Beginning
                                                       -                 -
                                               --------------   ---------------

   Cash and cash equivalents -
   ending                                      $       -        $        -
                                               ==============   ===============






                See accompanying notes to financial statements

                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1999


NOTE  1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            (A) Organization and Description of Business

                Enterprise Consolidation Corporation (a development stage company) (the "Company") was incorporated in the State of Delaware on September 18, 1998. The Company's intent is to create a new cable channel and an internet web site to provide high quality programming of the game of billiards. At December 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and fund raising,

                The Company's ability to commence operations is contingent upon its ability to raise the additional capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

            (B) Use of Estimates

                In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

            (C) Cash and Cash Equivalents

                For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

            (D) Amortization

                Purchased software is being amortized on a straight-line basis over a three-year period. Amortization expense for the year ended December 31, 1999 amounted to $460.

                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1999


NOTE  1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            (E) Income Taxes

                The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current income tax expense due to the Company's operating losses. The deferred tax asset of approximately $3,600 arising from the Company's net operating loss carryforward at December 31, 1999 has been fully offset by a valuation allowance.

            (F) Earnings Per Share

               Net loss per common share for the year ended December 31, 1999 and for the period from September 18, 1998 (inception) to December 31, 1999 is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128 "Earnings Per Share". There were no common stock equivalents outstanding at December 31, 1999.

NOTE  2     LOAN PAYABLE - RELATED PARTY

            The loan payable - related party is a non-interest-bearing loan due to PageOne Business Productions, LLC arising from funds advanced to the Company. The amount is due and payable on demand.

NOTE  3     STOCKHOLDERS' DEFICIENCY

            The Company was originally authorized to issue 100,000 shares of preferred stock at $01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors It was also originally authorized to issue 10,000,000 shares of common stock at $.01 par value.

                     ENTERPRISE CONSOLIDATION CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           AS OF DECEMBER 31, 1999


NOTE  3     STOCKHOLDERS' DEFICIENCY (Continued)

            The Company issued 1,209,200 and 109,200 shares of common stock to AppleTree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively. No preferred shares have been issued as of December 31, 1999.

            Management filed a restated certificate of incorporation with the state of Delaware in June of 1999 which increased the number of authorized common shares to 100,000,000, increased the number of authorized preferred shares to 8,000,000 and decreased the par value of both preferred and common shares to $.001.

            The financial statements at December 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation.

NOTE  4     GOING CONCERN

            As reflected in the accompanying financial statements, the Company had a net loss of $24,272 a working capital deficiency of $5,468 and has not generated any revenues since it does not yet have an operating business. The ability of the Company to continue as a going concern is dependant on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

            The Company intends to provide high quality and entertaining billiard programming and introduce more new fans to the game by offering the only fulltime billiard internet TV/radio channel available. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern.

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit
No.         Description

3.1     Certificate of Incorporation*
3.2     Restated Certificate of Incorporation*
3.3     Bylaws*
27      Financial Data Schedule

          * Previously filed



                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENTERPRISE CONSOLIDATION
                                       CORPORATION,

                                        /s/ Timothy Hipsher
                                By:-----------------------------
Amendment No. 1                    Timothy Hipsher, President
March 13, 2000




                                       25